Gregory W. Preston, Esq.

Corporate Law Solution, PC

907 Sandcastle Drive

Corona del Mar, CA 92625

(949) 760-9027

December 27, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:

Request to Withdraw One Offering Statement on Form 1-A/A (File No. 024-10767; Accession No. 0001144204-18-064536) Submitted by BRIX REIT, Inc. (the “Company”) on December 14, 2018, Under an Incorrect Submission Type.

Ladies and Gentlemen:

A Form 1-A/A amended Offering Statement was inadvertently submitted to the Company’s file on the EDGAR system on December 14, 2018. This submission was filed under the incorrect submission type.

Our SEC examiner has asked us to request that this 1-A/A document be withdrawn and that we submit a similar replacement filing under the 1-A/POS submission type. The Company’s 1-A/POS filing was submitted on December 18, 2018.

Therefore, we are requesting, pursuant to Rule 477 under the Securities Act of 1933, as amended, the immediate withdrawal of the Company’s Offering Statement on Form 1-A/A filed with the EDGAR system on December 14, 2018 under SEC File Number 024-10767 and SEC Accession Number 0001144204-18-064536. The withdrawal of the Offering Statement is requested because it constituted a post-qualification amendment filing and was incorrectly filed and submitted to the SEC as a pre-qualification offering statement amendment. No securities were sold in connection with the Offering Statement being requested for withdrawal.

Please forward a copy of the order withdrawing the Offering Statement to the undersigned at the address set forth above and should you have any questions regarding this matter, please do not hesitate to contact the undersigned.

Very truly yours on behalf of the Company,

/s/ GREGORY W. PRESTON

Name: Gregory W. Preston, Esq.

Title: Attorney of Record